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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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     FORM 4
     ------                                                 OMB APPROVAL
[_] Check this box if no                               -------------------------
    longer subject to Section                          OMB Number: 3235-0287
    16. Form 4 or Form 5        STATEMENT OF CHANGES   -------------------------
    obligations may continue.  IN BENEFICIAL OWNERSHIP Expires: January 31, 2005
    See Instruction 1(b).                              -------------------------
                                                       Estimated average burden
    (Print or Type Responses)                          hours per response ...0.5
                                                       -------------------------

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
  Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30
                    (f) of the Investment Company Act of 1940
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 1. Name and Address of Reporting Person*

   Stark,    Stevan      R.
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   (Last)   (First)    (Middle)

c/o Laboratory Corporation of America
430 South Spring Street

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                       (Street)

Burlington, North Carolina   27215
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(City)       (State)         (Zip)
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 2. Issuer Name and Ticker or Trading Symbol

    Laboratory Corporation of America Holdings ("LH")

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 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

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 4. Statement for Month/Year

        April 2002
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 5. If Amendment, Date of Original (Month/Year)

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 6. Relationship of Reporting Person(s) to Issuer

                             (Check all applicable)

     ______ Director                      ______ 10% Owner

       X    Officer (give title below)    ______ Other (specify below)
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            Executive Vice President
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 7. Individual or Joint/Group Filing (Check Applicable Line)

   X  Form filed by One Reporting Person
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  ___ Form filed by More than One Reporting Person

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Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title of Security   2. Transaction   3. Transaction  4. Securities Acquired(A)       5. Amount of      6.Ownership  7. Nature of
   (Instr. 3)             Date                Code         or Disposed of (D)              Securities       Form:         Indirect
                          (Month/Day/      (Instr.8)       (Instr.3, 4 and 5)              Beneficially     Direct (D)    Beneficial
                           Year)        ------------------------------------------         Owned at End     or Indirect   Ownership
                                                                                           of Month         (I)
                                           Code       V     Amount  (A) or (D)   Price     (Instr.3 and 4)  (Instr.4)     (Instr.4)
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
Common Stock             4/2/02              S               1,700        D     $95.18
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Common Stock             4/2/02              S                 800        D     $95.24
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Common Stock             4/2/02              S               4,600        D     $95.50
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Common Stock             4/2/02              S                 400        D     $95.76
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Common Stock             4/2/02              S               7,700        D     $95.86
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Common Stock             4/2/02              S               2,500        D     $96.00
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Common Stock(1)         4/19/02              M               5,000        A     $65.00
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Common Stock(1)         4/19/02              M               9,067        A     $66.125
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Common Stock(1)         4/19/02              S              14,067        D     $100.00    53,316.3570      D
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
(1) Transactions indicated were pursuant to a plan in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934.
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
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                        Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                              (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of    2. Conversion   3. Transaction 4. Transaction  5. Number       6. Date Exerciseable  7. Title and
   Derivative     or Exercise     Date           Code            of              Expiration Date       Amount of
   Security       Price of        (Month/Day     (Instr. 8)      Derivative      (Month/Day/Year)      Underlying
   (Instr.3)      Derivative      Year)                          Securities                            Securities
                  Security                                       Acquired                              (Instr. 3
                                                                 (A) or                                and 4)
                                                                 Disposed
                                                                 of (D)
                                                                 (Instr. 3,
                                                                  4 and 5)
                                              --------------------------------------------------------------------------
                                                                                                               Amount
                                                                                                                 or
                                                                               Date                            Number
                                                                              Exercis-  Expiration  Title        of
                                              Code     V      (A)    (D)       able        Date     Common     Shares
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
Employee Stock      $65.00        4/19/02     M                    5,000       (3)       6/28/05    Common      5,000
Option (1)(2)                                                                                       Stock
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Employee Stock      $66.125       4/19/02     M                    9,067       (5)       2/6/11     Common      9,067
Option (2) (4)                                                                                      Stock
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
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8. Price of Derivative   9.  Number of         10. Ownership         11. Nature of
   Security                  Derivative            Form of               Indirect
   (Instr. 5)                Securities            Derivative            Beneficial
                             Beneficially          Securities            Ownership
                             Owned at End of       Beneficially          (Instr. 4)
                             Month                 Owned at End
                             (Instr. 4)            of Month
                                                   (Instr. 4)
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
                                    0

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                               18,133                  D

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

Explanation of Responses:

(1) Common stock purchase option granted under the Laboratory Corporation of America Holdings 1994 Stock Option Plan.

(2) Transactions indicated were pursuant to a plan in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934.

(3) Total option to purchase 5,000 shares vested in three approximately equal installments on June 28, 1995, June 28, 1996 and June 28, 1997.

(4) Common stock purchase option granted under the Laboratory Corporation of America Holdings 2000 Stock Incentive Plan.

(5) Total option to purchase 27,200 shares vests in three approximately equal installments on February 5, 2002, February 5, 2003 and February 5, 2004.

         /s/ Bradford T. Smith
      --------------------------------
       **Signature of Reporting Person                              May 6, 2002
      Bradford T. Smith, Attorney-in-Fact for                       -----------
                                                                       Date

               Stevan R. Stark

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, see  Instruction 6 for procedure